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                                                                    EXHIBIT 99.1



                                  PRESS RELEASE
                             No.T el.21/PR110/UHI/03

                    THE GOVERNMENT AGREED TO POSTPONE TARIFF
                   ADJUSTMENT FOR DOMESTIC FIXED LINE SERVICE
                                FOR THE YEAR 2003



JAKARTA, 16 JANUARY, 2003, It is hereby announced that the Minister of Communication through letter Number.PR.304/1/1-PHB2003, dated January 16th, 2003, requested TELKOM as a Domestic Fixed Line Service Operator to postpone the implementation of tariff adjustment for Domestic Fixed Line Service.

The postponement of the tariff adjustment compel TELKOM to review its capital expenditure program and cancel the Company's fixed-wireline development for 1.2 million telephone lines through the T-21 development program. Meanwhile, TELKOM continues the development of 1.6 million lines of fixed wireless and backbone.

Due to the delay of the tariff rebalancing program, TELKOM will also review interconnection agreements with other telecommunication operators.




/s/ Setiawan Sulistyono
--------------------------
Head of Investor Relations

For further information please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK.

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BANDUNG:                                                   JAKARTA:
PHONE: 62-22-4527337                                       PHONE: 62-21-5215109
FAX  : 62-22-7104743                                       FAX  : 62-21-5220500
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E-mail : investor@telkom.co.id
WEBSITE: www.telkom.co.id